

August 23, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (413)723-2141

Mr. J. Holt Smith, President
NNRF, Inc.
1574 Gulf Road, #242
Point Roberts, WA   98281

Re: NNRF, Inc.
       Amendment No. 4 to Registration Statement on Form 10-SB
       Filed on August 20, 2007
       File No.: 0-49876

Dear Mr. Smith:

       We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Recent Sales of Unregistered Securities: Use of Proceeds from Registered Securities, page 33

   1. Since the merger and share exchange agreement has been accounted for as a recapitalization, or reverse merger, with Nucon being considered the acquirer, it appears that the 3,000,000 shares of common stock originally issued by Stafford Energy in May, 2006 is required disclosure pursuant to Item 701 of Regulation S-B. This transaction should be reinserted in this section in amendment No. 5 to the Form 10-SB. Accordingly, as previously requested, describe the type of services

provided to the company by the two individuals who received 3,000,000 shares of the company common stock in May, 2006. Also disclose the per share price of the 3,000,000 shares issued by the company.

Financial Statements

General

2. Please be aware you are now subject to the reporting requirements of the 1934 Act and Form 10-QSB for the quarter ended June 30, 2007, was due by the close of business Tuesday, August 14, 2007.

Note 4 – Investment in Zao Electro Machinery Building Plant ATOLL, page F-12

3. We have read your response to comment 7 in our letter dated August 6, 2007. You now state on page 4 that you do not exercise significant influence or control over management or the operations of ATOLL and the operations and decisions made by management of ATOLL are made without your input or involvement. However, you have not provided a comprehensive discussion of the impact this unusual situation will have on your various plans regarding ATOLL that are documented in this section. Your statements on pages 6, 13 and 14 that there can be no assurance that ATOLL will operate in a manner consistent with your long-term strategy, or that the acquisition of Lutch will occur, are too general. In this regard, at a minimum, please modify the following statements to directly address the impact that not exercising control or having input will have on each assertion or claim. Explain how each statement is reasonable and appropriate for inclusion in your document, in light of the situation with ATOLL.

- The ATOLL acquisition has significantly increased the scope of products and services NNRF will provide to the Russian nuclear industry (page 5).
- To this end, NNRF and ATOLL intend to expand the production capability of the ATOLL facility relating to storage containers utilized for a variety of nuclear waste as well as develop and complete new container prototypes (page 5).
- NNRF will also demonstrate NuCap ™ at the ATOLL facility (page 5).
- Such certification would also permit the containers to be used globally, including the potential export to Taiwan, South Korea, China, and Japan. NNRF intends to begin marketing to some or all of these countries at some time in the next 9 to 12 months (page 13).

- In the next 12 to 18 months, NNRF intends to build and operate one or more manufacturing facilities to produce containers for this spent fuel. To this end, NNRF believes that the manufacturing facilities of ATOLL may be utilized for the production of these containers (page 14).
- In addition to the container components of stainless steel and silicon carbide, NNRF intends to use NuCap™ as a damping material and integral component in all containers (page 14).

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.   Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You can contact Patricia Do, Accountant at (202)551-3743 or Terence O'Brien, Accounting Branch Chief at (202)551-3355 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711, or in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal